Exhibit 99.1

The Board approved the appointment of two senior managers

Date of events: 2014/08/12

Contents:

1.	Date of occurrence of the event: 2014/08/12

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The 8th Meeting of the 7th Term Board of Directors approved the appointment of two senior managers as follows: (1)As Cheng-Kann Wu, Senior Executive Vice President of the Company, retiring on June 30, 2014, was discharged from the position on the same day, Shyang-Yih Chen, the President of Telecommunication Training Institute of the Company, succeeds the position, and acts for the President of Telecommunication Training Institute concurrently. (2)As Tai-Feng Leng, President of International Business Group of the Company, retiring on August 1, 2014, was discharged from the position on the same day, Hsiu-Gu Huang, Senior Executive Vice President of the Company, acts for the position concurrently.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None